Form N-SAR

Sub-Item 77Q1(b)
Text of Proposals Described in Sub-Item 77D
Janus Global Research Fund
2-34393, 811-1879

     The supplement dated September 18, 2006 to the Janus Investment Fund Prospectuses, filed on Form 497 on September 18, 2006, shows the following changes for Janus Global Research Fund:

     Effective on or about December 31, 2006, Janus Research Fund will change its name to "Janus Global Research Fund" and adopt an additional investment strategy to normally invest at least 40% of its net assets in securities of issuers from different countries located throughout the world, excluding the United States. This additional investment strategy is not intended to have a material impact on Janus Research Fund's investment process and reflects the research team's long-term expectations of finding investment opportunities throughout the world. The first paragraph under "Principal Investment Strategies" in the Prospectus with respect to Janus Research Fund will be replaced in its entirety with the following:

     The Fund pursues its objective by investing primarily in common stocks selected for their growth potential. The Fund may invest in companies of any size and located anywhere in the world, from larger, well-established companies to smaller, emerging growth companies. The Fund normally invests at least 40% of its net assets in securities of issuers from different countries located throughout the world, excluding the United States.